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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF: **MAY 2003**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-_____**

[INSERT DISCLOSURE INFORMATION]

This is the form of material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

<u>MATERIAL CHANGE REPORT</u>

Item 1.   **Reporting Issuer**

SUNGOLD ENTERTAINMENT CORP.
500 - 666 Burrard Street
Vancouver, British Columbia,
Canada, V6C 3P6

Telephone: (604) 669-9580
Facsimile: (604) 669-9577

Item 2.   **Date of Material Change**

May 27, 2003

Item 3.   **Press Release**

June 2, 2003

Item 4.   **Summary of Material Change**

Sungold Entertainment Corp. Appoints Art Cowie New President

Item 5.   **Full Description of Material Change**

June 2, 2003
Trading Symbol: SGGNF - BB
12g 3-2 (b): 82-2157

VANCOUVER, BC CANADA: **JUNE 2, 2003 ~ SUNGOLD ENTERTAINMENT CORP.** ("Sungold") (OTCBB: SGGNF, Frankfurt: WKN 608164 - Sungold Entertainment Corp. (Sungold) has appointed well-known Vancouver community planner and civic leader Art Cowie as President of the multi-national holding corporation.

 "We are thrilled to have a person of such distinction as our President," says Sungold Chairman Donald Harris. *"Art has been a planning and government affairs consultant to Sungold for three years and has recently been elected Director and Vice-Chair. This was a strategic opportunity to expand Mr. Cowie's role within the company."*

Mr. Cowie is a member of the Canadian Planning Institute and a Fellow of the Canadian Society of Landscape Architects who has held numerous political positions including Member of the Legislative Assembly for British Columbia and Vancouver Park Board Commissioner.

"This appointment is a tremendous honour and an exciting challenge," says Art. *"I believe there are worldwide opportunities for Sungold Entertainment Corp. I have spent a lifetime specializing in community development and I see Horsepower^{TM} as a coming global phenomenon and a well balanced approach to revenue generation for governments committed to responsible planning and good public policy".*

Kim Noble Hart founder and CEO of Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") will continue providing full management services to Sungold. Mr. Hart continues as CEO of Sungold Entertainment U.S.A., Inc. and CEO of HBN.

HBN is a wholly owned subsidiary of Sungold. Horsepower^{TM} is a real time, pari-mutuel world jackpot pool wager designed primarily for racetracks of all breeds. Horsepower World Pool is a completely random, progressive jackpot based, virtual racing system, offered to fans between scheduled live races. Horsepower^{TM} is scheduled for 2003 release at licensed tele-theatres and racetracks. Horsepower World Pool has been certified to meet international lottery standards. HBN CEO Kim Hart proclaims, *"the HBN corporate mission is to establish Horsepower^{TM} as the leading progressive jackpot pool worldwide".*

For more information or to be updated on future corporate news, please contact:
Laura Ballance
Curve Communications
604-684-3170 ex. 1

Investor Relations
Ed Miers
(260) 312-5678

This news release contains forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6.   **Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act**

Not applicable.

Item 7.   **Omitted Information**

None.

Item 8.   **Senior Officer**

ART COWIE, PRESIDENT
500 - 666 Burrard Street
Vancouver, BC V6C 3P6

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

June 4, 2003
Date

/s/ANNE KENNEDY
(signature)

Anne Kennedy
Name of Signatory

Director / Secretary
Position

Vancouver, BC
Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date: June 4, 2003

By*:

/s/ ANNE KENNEDY
Anne Kennedy
Director, Corporate Secretary

*Print name and title under the signature of the signing officer